Exhibit 99.1

FOR IMMEDIATE RELEASE

Medigus Prices $8.4 Million

Underwritten Public Offering of American Depositary Shares

OMER, Israel, January 11, 2021 – Medigus Ltd. (Nasdaq, TASE: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced the pricing of an underwritten public offering of 3,659,735 American Depositary Shares (the “ADSs”). Each ADS is being sold to the public at a price per ADS of $2.3. The gross proceeds to the Company from this offering are expected to be approximately $8.4 million before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company.

The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The Company has also granted the underwriter an option to purchase an additional 15 percent of the ADSs offered in the public offering solely to cover over-allotments, if any, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange prior to their delisting, which would increase the total gross proceeds of the offering to approximately $9.6 million, if exercised in full. The offering is expected to close on or about January 13, 2021, subject to customary closing conditions.

Aegis Capital Corp. is acting as sole bookrunner for the offering.

This offering is being made pursuant to an effective registration statement on Form F-3 (No 333-238162) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on May 15, 2020. A final prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

Electronic copies of the final prospectus, when available, may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the final prospectus, which provides more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company's advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the proposed timing of the closing of the offering and the intended use of proceeds from such offering. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com